# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Antalpha Platform Holding Company, CIK 0002044255
CUSIP: G0395R106
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 9 Temasek Boulevard, Suntec Tower 2, #13-02, Singapore, Singapore (U0), 038989
Date of event which requires filing of this statement: 06/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002081421

## Reporting persons
- Antalpha Technologies Holding Company: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 15,000,000; shared voting power 0; sole dispositive power 15,000,000; shared dispositive power 0; aggregate amount beneficially owned 15,000,000 (63.4% of the class)

## Item 1. Issuer
Name of issuer: Antalpha Platform Holding Company
Address of issuer's principal executive offices: 9 Temasek Boulevard, Suntec Tower 2, #13-02, Singapore, 038989

## Item 2. Person Filing
Name of person filing: Antalpha Technologies Holding Company
Address of principal business office or, if none, residence: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 15,000,000
Percent of class: 63.4
Sole power to vote or to direct the vote: 15,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 15,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The total voting power of Antalpha Technologies Holding Company is controlled by Mr. Andrea Dal Mas, Ms. Yuan Fang and Ms. Anggun Mulia Fortunata in equal proportion (with each of them controlling one-third of the total voting power).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Antalpha Technologies Holding Company: /s/ Chang-wei Chiu, Sole Director (08/14/2025)